Form 6-K

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of September 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant's name into English)

**2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.   News Release dated September 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp.
(Registrant)

Date: September 4, 2007   By: /s/ John Greenslade

                                                  John Greenslade
                                                  President



2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

September 4, 2007   TSX:BAJ

PRESS RELEASE

BAJA SIGNS BRIDGE LOAN AGREEMENT WITH ENDEAVOUR MINING CAPITAL

Baja Mining Corp. (the "Company") is pleased to announce it has entered into a bridge loan facility (the "Facility") with Endeavour Mining Capital Corp.("Endeavour") for an aggregate principal amount of up to US$10 million to finance the purchase of long-lead order equipment required for the development of the Boleo Project, Baja California Sur, Mexico.

The Facility consists of a US$10 million non-revolving term facility that may be drawn down in four tranches of US$2.5 million on or before October 12, 2007. Funds borrowed will bear interest at a rate of 10% per annum. Any funds borrowed will be repaid from future financings. The Company paid a cash fee to Endeavour upon execution of the Facility. Endeavour will also be granted 1.5 million share purchase warrants entitling it to purchase an aggregate of 1.5 million common shares of the Company at an exercise price of $1.92 per common share for a period of one year from closing. The warrants will contain vesting provisions such that 375,000 warrants may be exercised for each US$2.5 million draw down made under the Facility. Unvested warrants may not be exercised, and will expire at the conclusion of their one year term. The issuance of the warrants is subject to the approval of the TSX.

The Company has completed a Definitive Feasibility Study (DFS) on its 100% owned Boleo Property, Baja California Sur, Mexico. The Company is well advanced in construction financing, with the assistance of its financial advisors, Endeavour Financial International Corporation, and will be proceeding to break ground for construction of El Boleo copper/cobalt/zinc/manganese project later this year.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323